U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS

       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                         ABERDEEN IDAHO MINING COMPANY
                (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


        STATE OF IDAHO                                         82-6008492
(State or other jurisdiction of                           (I.R.S. Employer
 incorporation or organization)                             Identification No.)

                      601 W. MAIN, STE. 1017
                        SPOKANE, WASHINGTON              99201
             (Address of principal executive offices)  (Zip Code)

        (Issuer's telephone number, including area code) (509) 462-0315

          Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:   N/A
Name of each exchange on which each class is to be registered:  N/A

             Securities registered under Section 12(g) of the Act:

                                 COMMON STOCK
                               (Title of class)

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

                                   PART I

ITEM 1.    DESCRIPTION OF BUSINESS

                                  HISTORY

Aberdeen Idaho Mining Company (the "Company" or the "Company") was incorporated on April 26, 1946, under the laws of the State of Idaho. The Company was organized to explore for, acquire and develop mineral properties in the State of Idaho. The initial and subsequent efforts in the acquisition, exploration and development of potentially viable and commercial mineral properties were unsuccessful. During the past several years the Company's activities have been confined to annual assessment and maintenance work on its Idaho mineral properties and other general and administrative functions. At the date hereof, the Company owns no mineral interests, rights or claims and has no active business operations.

In June 2002 the Board of Directors of the Company elected to commence implementation of the Company's principal business purpose, described below under "Item 2, Management's Discussion and Analysis or Plan of Operation" and to proceed with filing a Form 10-SB to register under the Exchange Act of 1934 (the "Exchange Act"). As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

                                  RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS'  OPINION  -  GOING  CONCERN
The Company's financial statements for the year ended December 31, 2001, were audited by the Company's independent certified public accountants, whose report includes an explanatory paragraph stating that the financial statements have been prepared assuming the Company will continue as a going concern and that the Company's operating losses raise substantial doubt about its ability to continue as a going concern.

NO REVENUE AND MINIMAL ASSETS
The Company has had no revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

POSSIBLE ENVIRONMENTAL LIABILITY
In prior years, the Company held property interests that included a mining property known as the Florence Mine. The Florence Mine is currently listed by the Environmental Protection Agency (EPA) as a potential source of mine-related contamination based on the presence of a waste rock dump, with the potential for erosion. The Company has no record of operating any mining operation at the Florence mine site and has not received any notification of a pending action or proceeding against the Company relating to environmental damages for which it may be responsible. However, in recent years, certain other companies involved in mining activities on neighboring locations have been identified as potentially responsible parties under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), and have entered into consent decrees with the Environmental Protection Agency and the state of Idaho, concerning environmental remediation obligations and damages to or loss of natural resources in the Coeur d'Alene River Basin. Management has no knowledge of any actions of the Company that might give rise to such potential liability but there can be no assurance that the Company may not at some future date be deemed to have environmental liabilities.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS
The success of the Company's proposed plan of operation will depend, to a great extent, on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS
The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION
The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY
While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

CONFLICTS OF INTEREST - GENERAL
The Company's officers and directors participate in other business ventures, which compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION
Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION
The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK OF DIVERSIFICATION
The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business opportunity, which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

REGULATION
Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT
A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. The resulting change in control of the Company will likely result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION
The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and would most likely result in a change in control or management of the Company.

TAXATION
Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

REQUIREMENT  OF  AUDITED   FINANCIAL   STATEMENTS   MAY   DISQUALIFY   BUSINESS
OPPORTUNITIES
Management of the Company believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

                                  EMPLOYEES

The Company has no paid employees. None of the Company's executive officers are employed by the Company. Management services are provided on an "as-needed" basis without compensation, generally less than five hours per week. The Company has no oral or written contracts for services with any member of management.

There is no preliminary agreement or understanding existing or under contemplation by the Company (or any person acting on its behalf) concerning any aspect of the Company's operations pursuant to which any person would be hired, compensated or paid a finder's fee.

                                COMPETITION

     The Company is and will remain an insignificant participant among the firms that engage in mergers with and acquisitions of privately financed entities. Most established venture capital and financial concerns have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's limited financial resources and limited management availability, the Company will continue to be at a significant disadvantage compared to the Company's competitors.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PLAN OF OPERATION

The Company intends to seek to acquire assets or shares of an entity actively engaged in business in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

The Company has no full time employees. The Company's officers have agreed to allocate a portion of their time to the activities of the Company, without compensation. Management anticipates that the business plan of the Company can be implemented by an officer devoting an aggregate of approximately 5 hours per week to the business affairs of the Company. Conflicts of interest may arise with respect to the limited time commitment by such officers. See "PART I, ITEM
5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS." In addition, the Company's officers and directors may, in the future, become involved with other companies, which have a business purpose similar to that of the Company. As a result, additional conflicts of interest may arise in the future.

The Company is filing this Registration Statement on a voluntary basis because management believes the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as an SEC reporting company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company. The Articles of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "PART II, ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS."

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

GENERAL BUSINESS PLAN

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See Item F/S, "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another. The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries. The primary method the Company will use to find potential merger or acquisition candidates will be to run classified ads seeking companies, which are looking to merge with a public shell. The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8-Ks, 10-Ks or 10-KSBs, agreements and related reports and documents. The Exchange Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities that may be brought to its attention through present associations of the Company's officers or through advertising the Company's availability for acquisition.

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction. Management of the Company, while not especially experienced in matters relating to the new business of the Company, will rely primarily upon their own efforts to accomplish the business purposes of the Company. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition. The Company also has no plans to conduct any offerings under Regulation S.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders. It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance. While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368a or 351 of the Internal Revenue Code (the "Code"). With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for all of their shareholdings in the target company. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then-shareholders. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms. As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of the present management of the Company.

COMPETITION

The Company will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.    DESCRIPTION OF PROPERTY

The Company has no properties. The Company presently operates from office space provided on a rent-free basis by a shareholder of the Company. In the event that this space becomes unavailable in the future, the Company will seek to lease office space from an unaffiliated party at prevailing competitive rates.

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities at September 6, 2002.

(1)             (2)                       (3)                     (4)
Title           Name and Address          Amount and Nature of    Percent
of Class        of Beneficial Owner       Beneficial Ownership    of Class*
--------------  ------------------------  ----------------------  ----------
Common          Wayne Demeester                1,077,279             10.9%
                2805 220th PL NE
                Sammamish, WA 98074

Common          H.F. Magnuson & Company        1,039,239             10.5%
                Box 469
                Wallace, ID 83873

Common          John Richards                    974,265              9.9%
                3601 North 250 West
                Provo, UT 84604

Common          Marty Powell                     938,336              9.5%
                2024 105th Pl. SE
                Everett, WA 98208

Common          Robert W. O'Brien                938,295              9.5%
                1511 S. Riegel Ct.
                Spokane, WA 99212

Common          Terrence Dunne                   931,628              9.4%
                601 W. Main Ave., Ste. 1017
                Spokane, WA 99201

* Based on 9,866,500 shares of Common Stock outstanding on September 6, 2002.

(B) SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth certain information as of September 6, 2002 regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange
Act) by each director, each of the named executive officers and directors and officers as a group.

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

(1)             (2)                       (3)                     (4)
Title           Name and Address          Amount and Nature of    Percent
of Class        of Beneficial Owner       Beneficial Ownership    of Class*
--------------  ------------------------  ----------------------  ----------
Common          Marty Powell                      938,336            9.5%
                2024 105th Pl. SE
                Everett, WA 98208
Common          Robert W. O'Brien                 938,295            9.5%
                1511 S. Riegel Ct.
                Spokane, WA 99212
Common          James F. Etter                    375,000            3.8%
                5501 E. Broadway.
                Spokane, WA 99212
Common          Dale B. LaVigne                    55,000            0.6%
                Box A.
                Osburn, ID 83849
Common          Dennis. O'Brien                    20,000            0.2%
                413 Cedar St.
                Wallace, ID
Common          Total of all officers           2,326,631           23.6%
                and directors (5 individuals):

*Based on 9,866,500 shares of Common Stock outstanding on September 6, 2002.

(C) CHANGES IN CONTROL

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information is provided with respect to each executive officer and director of the Company as of September 6, 2002:

Name                      Age  Office with the Company
------------------------  ---  ------------------------------------
Martyn A. Powell          50   President and Director

Robert O'Brien            67   Secretary/Treasurer and Director

Dale B. Lavigne           71   Director

Dennis M. O'Brien         40   Director

James F. Etter            66   Director

Martyn A. Powell is our President and one of our Directors. For the past ten years, Mr. Powell has been employed as a Realtor in the greater Seattle area. Mr. Powell is also the President and a Director of Missouri River and Gold Gem Corporation and Secretary and a Director of Quad Metals Corporation, both of which are inactive public companies.

Robert W. O'Brien is our Secretary/Treasurer and a Director of the Company. Mr. O'Brien has served as a Director and Secretary /Treasurer of the Gold Bond Resources, Inc. for the past two years. Mr. O'Brien graduated from Gonzaga University with a BA degree in Economics. Since July 1996, Mr. O'Brien has been the sole owner and manager of Spokane Quotation Bureau, LLC, a company that publishes stock quotations for companies traded over-the-counter.

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

Dale B. Lavigne is a Director of the Company. Mr. Lavigne has been a director of Daybreak Mining Company for more than 30 years and has served as Daybreak's President for more than 15 years. Mr. Lavigne graduated from the University of Montana with a BS Degree in Pharmacy. For the past 47 years Mr. Lavigne has been the Chairman and a Director of the Osburn Drug Company, Inc., a 4-store chain of drug stores in North Idaho. Mr. Lavigne is also a Director and Officer of Metropolitan Mines, Inc., a reporting publicly-held, inactive mineral exploration company. Mr. Lavigne is also a director and officer of various other public non-reporting inactive mineral exploration companies. Mr. Lavigne is the former Chairman of the First National Bank of North Idaho; a former member of the Gonzaga University Board of Regents; past President of the Silver Valley Economic Development Committee and a current member of the Governor's Task Force on Rural Idaho.

Dennis O'Brien, a Certified Public Accountant, is a Director of the Company. Mr. O'Brien is graduated from Northern Illinois University with a B.S. degree in accounting. Since 1990 Mr. O'Brien has been employed by the H.F. Magnuson Company in Wallace, Idaho as an accountant.

James F. Etter is a Director of the Company. Mr. Etter is graduated from Gonzaga University. Mr. Etter has been retired for more than the past five years.

ITEM 6.    EXECUTIVE COMPENSATION

COMPENSATION.

Our officers receive no cash compensation for services rendered. Directors receive no annual compensation or attendance fees for serving in such capacity.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, there have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant's Common Stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

On May 9, 2002, the Company entered into a Purchase and Sale Agreement (the "Agreement") with Silver Eagle Mining Company ("Silver Eagle"), a company controlled by H. F. Magnuson. The Agreement provided for the sale of 100% of the Company's interest in its Yreka District mining property for $1.00 and Silver Eagle's agreement to indemnify and hold the Company harmless from any environmental or regulatory liabilities that may be related to the property. The Agreement was pursuant to a stock purchase agreement entered into in January 2002 between H. F. Magnuson and a small group of private investors, whereby the investors agreed to purchase 3,500,000 shares of the Company's common stock held by Mr. Magnuson for $85,000. In connection with the sale of Mr. Magnuson's common stock, H. F. Magnuson and Company agreed to forgive accounts and advances payable of $41,434 (see Note 8 to the audited financial statements). Also see Notes 5 and 7 to the Audited Financial Statements for "Related Party Payables" and "Related Family Transactions".

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

ITEM 8.    DESCRIPTION OF SECURITIES

The Company is authorized to issue 10,000,000 shares of its $0.10 par value Common Stock. At September 6, 2002, there were 9,866,500 shares issued and outstanding held by 566 shareholders of record.

All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share of Common Stock owned at any Shareholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. The Common Stock of the Company does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no current market for the Company's common stock.

The common stock of the Company is traded on the "Pink Sheets" under the symbol "ABED". The following table shows the high and low quoted prices for the Common Stock during each quarter during the Company's last two fiscal years and for the quarterly periods during the current fiscal year.

                       Closing Bid          Closing Ask
                     ---------------      ---------------
Calendar Year        High       Low       High       Low
                     ----       ----      ----       ----
2000:First Quarter   .03        .01       .10        .10
     Second Quarter  .03        .02       .10        .09
     Third Quarter   .03        .11       .09        .09
     Fourth Quarter  .12        .11       .12        .085
2001:First Quarter   .12        .01       .12        .05
     Second Quarter  .015       .01       .09        .06
     Third Quarter   .025       .01       .08        .05
     Fourth Quarter  .02        .02       .07        .05

2002:First Quarter   .07        .02       .15        .05
     Second Quarter  .05        .05       .15        .10
At September 9       Bid .02              Ask .08

Such  over-the-counter  market  quotations reflect inter-dealer priced, without
retail  mark-up,  mark-down  or  commission.   They  do  not  represent  actual
transactions and have not been adjusted for stock splits.

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain any future earnings to finance its operations.

As of September 6, 2002 there were 566 shareholders of record of the Company's common stock.

ITEM 2.    LEGAL PROCEEDINGS

Neither the Company nor its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and any later interim periods, neither the principal accountant nor a significant subsidiary's independent accountant on whom the principal accountant expressed reliance in its report, resigned (or declined to stand for re-election) or was dismissed.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

During March and April of 2002, the Company offered and sold 3,000,000 shares of common stock at a price of $0.03 per share. The shares were offered by Pennaluna & Company as sales agent for the Company. The gross proceeds from the sale of the shares was $90,000. A ten percent sales commission ($9,000) was paid to Pennaluna and legal expenses of $6,824 were incurred in connection with the offering resulting in net proceeds to the Company of approximately $74,000.

The shares were sold to two persons who were executive officers and directors of the Company, one individual who was a director of the Company and five individual investors, each of whom was accredited and sophisticated. None of the shares were offered by means of advertising or general solicitation. The shares were only offered and sold to persons personally known to the Company's executive officers and directors. The following schedule sets forth the dates and amounts of shares sold:

Date            Shares Sold      Proceeds
--------------  -----------     ----------
March 12, 2002      66,667      $   2,000
March 13, 2002     375,000         11,250
March 14, 2002     375,000         11,250
March 15, 2002     375,000         11,250
March 21, 2002     375,000         11,250
March 25, 2002     355,000         10,650
April 1, 2002      355,000         10,650
April 5, 2002      187,500          5,625
April 6, 2002      187,500          5,625
April 11, 2002     348,333         10,500
                -----------     ----------
Total            3,000,000      $  90,000
                ===========     ==========

In January of 2002, H.F. Magnuson, the then president and controlling shareholder of the Company sold 3,500,000 shares of restricted common stock to a group of seven accredited individual investors for an aggregate sales price of $85,000. Three of the investors are now directors of the Company.

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

Each of the sales by the Company was made pursuant to exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Rule 506 of Regulation D. The sales by H. F. Magnuson were made pursuant to the so-called Rule 4 1/2 exemption from registration under the Securities Act of 1933.. Each of the certificates issued in connection with the above sales contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

     The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required.

ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Although the Company's Articles of Incorporation and By Laws do not address the subject of indemnification, The Idaho Business Corporations Act permits the Company to indemnify its officers and directors against liabilities they incur in such positions. Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

     (1) Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a "Proceeding") because he is a director against liability incurred in the proceeding if:
           (a)  (i)  He conducted himself in good faith; and
                (ii) He reasonably believed:
                     (A) In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation, and
                     (B) In all cases, that his conduct was at least not opposed to the best interests of the corporation; and
                (iii)In  the  case  of  any  criminal  proceeding,  he  had  no reasonable cause to believe his conduct was unlawful; or
           (b)  He  engaged  in  conduct  for which broader indemnification has been made permissible or obligatory  under  a  provision of the articles  of  incorporation,  as  authorized  by section  30-1-
                202(2)(e), Idaho Code.
     (2) A director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above.
     (3) The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB

     (4) Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:
           (a) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or
           (b) In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification.

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                     PART F/S

FINANCIAL STATEMENTS



                          ABERDEEN IDAHO MINING COMPANY
                                TABLE OF CONTENTS



                                                                         Page

Balance Sheets, December 31, 2001 and 2000                                  1

Statements of Operations for the years ended December 31, 2001 and 2000     2

Statements of Changes in Stockholders' Deficit
for the years ended December 31, 2001 and 2000                              3

Statements of Cash Flows for the years ended December 31, 2001 and 2000     4


Notes to Financial Statements                                             5-9

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Aberdeen Idaho Mining Company
Spokane, WA


We have audited the accompanying balance sheets of Aberdeen Idaho Mining Company ("the Company") as of December 31, 2001 and 2000, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aberdeen Idaho Mining Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DeCoria, Maichel & Teague P.S.


DeCoria, Maichel & Teague P.S.
Spokane, Washington
June 17, 2002

ABERDEEN IDAHO MINING COMPANY
BALANCE SHEETS
December 31, 2001 and 2000








                                                    2001           2000
                                               -------------  -------------

ASSETS

Current assets:
  Cash                                         $          9   $        742
                                               -------------  -------------
       Total assets                            $          9   $        742
                                               =============  =============

LIABILITES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Related party payables                       $     41,434   $     39,434
  Accrued interest on related party advances            -            1,168
                                               -------------  -------------
       Total liabilities                             41,434         40,602
                                               -------------  -------------

Stockholders' deficit:
  Common stock, $0.10 par value; 10,000,000
    shares authorized, 6,866,500 shares
    issued and outstanding                          686,650        686,650
  Additional paid-in capital                        119,490        107,700
  Accumulated deficit                              (847,565)      (834,210)
                                               -------------  -------------
       Total stockholders' deficit                  (41,425)       (39,860)
                                               -------------  -------------
       Total liabilities and
         stockholders' deficit                 $          9   $        742
                                               =============  =============

















  The accompanying notes are an integral part of these financial statements.

ABERDEEN IDAHO MINING COMPANY
STATEMENTS OF OPERATIONS
For the years ended December 31, 2001 and 2000



                                                    2001           2000
                                               -------------  -------------

Operating expenses:
  General and administrative expense           $      9,923   $     11,522
  Legal expense                                         767          4,831
                                               -------------  -------------
                                                     10,690         16,353
                                               -------------  -------------

Other (income) expense:
  Interest expense                                   2,665           1,168
  Refunds, net                                         -            (1,200)
                                               -------------  -------------
                                                     2,665             (32)
                                               -------------  -------------

NET LOSS                                       $    13,355   $      16,321
                                               ============  ==============
Net loss per common share                      $       Nil   $         Nil
                                               ============  ==============
Weighted average common
shares outstanding-basic                         6,866,500       6,866,500
                                               ============  ==============






























  The accompanying notes are an integral part of these financial statements.

ABERDEEN IDAHO MINING COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2001 and 2000


                                                   ADDITIONAL
                                                    PAID-IN     ACCUMULATED
                        SHARES        AMOUNT        CAPITAL      DEFICIT        TOTAL
                     ------------  ------------  ------------  ------------  ------------
Balance,
 December 31, 1999     6,866,500   $   686,650   $   107,700   $  (817,889)  $   (23,539)

Net loss                     -             -             -         (16,321)      (16,321)
                     ------------  ------------  ------------  ------------  ------------
Balance,
December 31, 2000      6,866,500       686,650       107,700      (834,210)      (39,860)

Net loss                     -             -             -         (13,355)      (13,355)

Contributed services
and accrued
interest forgiven            -             -          11,790           -          11,790
                     ------------  ------------  ------------  ------------  ------------
Balance,
 December 31, 2001     6,866,500   $   686,650   $   119,490   $  (847,565)  $   (41,425)
                     ============  ============  ============  ============  ============






























  The accompanying notes are an integral part of these financial statements.

ABERDEEN IDAHO MINING COMPANY
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001 and 2000




                                                       2001           2000
                                                  -------------  -------------

Cash flows from operating activities:

  Net loss                                        $    (13,355)  $    (16,321)
  Adjustment to reconcile net loss to net cash
    used by operating activities:
    Contributed services and accrued
      interest forgiven                                 11,790            -
  Change in:
    Related party accounts payables                    (10,000)          (615)
    Accrued interest on related party advances          (1,168)           170
                                                  -------------  -------------
       Net cash used by operating activities           (12,733)       (16,766)
                                                  -------------  -------------

Cash flows from financing activities:

  Proceeds from related party advances                  12,000         17,400
                                                  -------------  -------------
       Net cash provided by financing activities        12,000         17,400

                                                  -------------  -------------


Net change in cash                                        (733)           634

Cash, beginning of year                                    742            108
                                                  -------------  -------------

Cash, end of year                                 $          9   $        742
                                                  =============  =============


Supplemental cash flow information:
  Cash paid for interest                          $      1,168   $        998
















  The accompanying notes are an integral part of these financial statements.

ABERDEEN IDAHO MINING COMPANY
NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF BUSINESS

     Aberdeen Idaho Mining Company (the "Company") is an Idaho Corporation that was incorporated on April 26, 1947. The Company was organized to explore for, acquire and develop mineral properties in the State of Idaho. During the past several years the Company's activities have been confined to annual assessment and maintenance work on its Idaho mineral properties and other general and administrative functions.

     The Company has incurred losses since its inception and has no recurring source of revenue. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock and the eventual acquisition of an entity with profitable business operations. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

     Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Income Taxes

     Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At December 31, 2001 and 2000, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision as it had no taxable income for the years then ended.

     Impaired Asset Policy

     The Company periodically reviews its long-lived assets when applicable to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts.

ABERDEEN IDAHO MINING COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED:

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

     Net Loss Per Share

     Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of both classes of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities. At December 31, 2001 and 2000, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

     Reclassifications

     Certain reclassifications have been made to conform prior years'  data  to
     the  current  presentation.   These  reclassifications  had  no  effect on
     reported earnings.

     Fair Values of Financial Instruments

     The carrying amounts of financial instruments including cash, related party payables, and accrued interest thereon, approximated their fair values as of December 31, 2001 and 2000.

     Environmental Matters

     The Company owns a property interest on certain public lands in Idaho on which it has explored for commercial mineral deposits. The Company and its property have been subject to a variety of federal and state regulations governing land use and environmental matters. The Company's management believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company.

     Forgiveness of Amounts due Related Parties and Contributed Services

     Amounts due related parties that are forgiven are accounted for by crediting the Company's paid-in capital accounts. Contributed services are recorded at their fair value during the period of their contribution with an offsetting credit to the Company's paid-in capital accounts.

ABERDEEN IDAHO MINING COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED:

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

     New Accounting Pronouncements

     In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141"). SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 141 generally requires business combinations to be accounted for using the purchase method. The pronouncement is effective for business combinations occurring after June 30, 2001. Concurrent with the issuance of SFAS No. 141, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 sets forth financial accounting and reporting for acquired goodwill and other intangible assets.


     The provisions of SFAS No. 142 are effective December 31, 2001. The Company has not had any business combinations in the periods reported on, does not have any recorded goodwill and does not anticipate that adoption of these pronouncements will result in any impact on its reported financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. The Company presently does not have any asset retirement obligations and does not anticipate that adoption of this pronouncement will result in any impact on its reported financial position or results of operations.

     In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations. The provisions of SFAS No. 144 are generally effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS no. 144 on January 1, 2002 and does not anticipate that adoption of this pronouncement will result in any impact on its reported financial position or results of operations.

3.   MINERAL PROPERTIES

     At December 31, 2001 and 2000, the Company's mineral property consisted of an unpatented mining claim located in the Yreka Mining District in Shoshone County, Idaho. In prior years, the Company believed it held claim to 16 other mining claims contiguous to its current mineral property, but in 1999, the Bureau of Land Management ("BLM") notified the Company that its interest in these claims was null and void under the premise that the subject lands were never open to mineral entry. Although the Company disagrees with the BLM's decision and has vigorously contested it, no reversal of the BLM's position has occurred to date. In accordance with the provisions of Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for
     Long-Lived Assets to be Disposed Of," the Company reduced the carrying value of its mineral properties to zero during 1999.

ABERDEEN IDAHO MINING COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED:

3.   MINERAL PROPERTIES, CONTINUED:

     In prior years, the Company held property interests in a group of mining claims located in Yreka Mining District in Shoshone County, Idaho, that included a mining property known as the Florence Mine. The Florence Mine is currently listed by the Environmental Protection Agency (EPA) as a potential source of mine-related contamination based on the presence of a waste rock dump, with the potential for erosion. The Company has no record of operating any mining operation at the Florence mine site and has not received any notification of a pending action or proceeding against the Company relating to environmental damages it may be responsible for. However, in recent years, certain other companies involved in mining activities on neighboring locations have been identified as potentially responsible parties under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), and have entered into consent decrees with the Environmental Protection Agency and the state of Idaho, concerning environmental remediation obligations and damages to or loss of natural resources in the Coeur d'Alene River Basin. During 2002, management took certain measures to investigate the potential of the existence of a material liability to the Company resulting from all of its previously held mining properties, and determined that the existence of such is remote.

4.   INCOME TAXES

     Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. The Company has not recorded an income tax provision as it has no taxable income. The Company has no net operating loss carryforwards for income tax purposes and accounts for its operating expenses as capitalized deferred development costs on its income tax returns. At December 31, 2001 and 2000, the Company had no deferred tax assets or liabilities.

5.   RELATED PARTY PAYABLES

     The Company has had advances and accounts payable due to related parties throughout much of its operating history. The related parties, to a large extent, have been business entities owned or controlled by H. F. Magnuson and his immediate family. H. F. Magnuson is a former officer and director of the Company, a major shareholder of the Company and the father of John
     F. Magnuson, the Company's legal counsel.

     At December 31, 2001 and 2000, the Company's related party payables were composed as follows:
                                                  2001          2000
                                              ------------  ------------
     Advances due H. F. Magnuson and Company  $    32,600   $    20,600
     Accounts payable due H. F. Magnuson
       and Company                                  8,834        18,834
                                              ------------  ------------
                                              $    41,434   $    39,434
                                              ============  ============

ABERDEEN IDAHO MINING COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED:

5.   RELATED PARTY PAYABLES, CONTINUED:

     The advances due H. F. Magnuson and Company accrue interest at 9% per annum with accrued amounts at year end paid in the succeeding year. During the year ended December 31, 2000, the Company had accrued $1,168 of interest on advances due H. F. Magnuson and Company. At December 31, 2001,
     H. F. Magnuson and Company forgave accrued interest of $2,665 relating to 2001 advances. During 2002, H. F. Magnuson and Company forgave $41,434 of related party payables in connection with a sale of shares of the Company's common stock held by H. F. Magnuson (see Note 8).

6.   STOCKHOLDERS' DEFICIT

     Common Stock

     The Company has one class of non-assessable common stock. The common stock has a par value of $0.10 per share and, at December 31, 2001 and 2000, 6,866,500 of the 10,000,000 authorized shares were issued and outstanding. Private Placement

     In March of 2002, the Company offered shares of its common stock for sale, in a private placement, to certain accredited investors. The offering, which was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D, resulted in the sale of 3,000,000 shares of the Company's unregistered common stock for $0.03 per share, or $90,000. Net proceeds of approximately $74,000 from the offering were used to fund general and administrative activities necessary to reestablish the Company's compliance with securities regulations and investigate potential business opportunities with other entities.

7.   RELATED PARTY TRANSACTIONS

     The Company occupies office space provided by H. F. Magnuson and Company, a company controlled by H. F. Magnuson (see Note 5). The Company pays no rent for the space it occupies and the value of the space is not considered material for financial reporting purposes. During the years ended December 31, 2001 and 2000, administrative and mineral property maintenance expenses totaling $10,209, and $11,948 respectively, were accrued or paid to H. F. Magnuson and Company. During the year ended December 31, 2001, H. F. Magnuson and Company contributed office services of $9,125 that were not charged to the Company and that were included in the Company's general and administrative expenses.

     During 2001 and 2000, the Company paid John F. Magnuson, son of H. F. Magnuson, $434 and $4,831, respectively, for legal services provided the Company.

ABERDEEN IDAHO MINING COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED:

8.   SUBSEQUENT EVENTS

     On May 9, 2002, the Company entered into a Purchase and Sale Agreement (the "Agreement") with Silver Eagle Mining Company ("Silver Eagle"), a company controlled by H. F. Magnuson. The Agreement provided for the sale of 100% of the Company's interest its Yreka District mining property for $1.00 and Silver Eagle's agreement to indemnify and hold the Company harmless from any environmental or regulatory liabilities that may be related to the property. The Agreement was pursuant to a stock purchase agreement between H. F. Magnuson and a small group of private investors, whereby the investors agreed to purchase 3,500,000 shares of the Company's common stock held by Mr. Magnuson for $85,000. In connection with the sale of Mr. Magnuson's common stock, H. F. Magnuson and Company agreed to forgive accounts and advances payable of $41,434 (see Note 5).

                          ABERDEEN IDAHO MINING COMPANY
                     Financial Statements for the Six Month
                           Period Ended June 30, 2002

                             Prepared by Management


                                TABLE OF CONTENTS



                                                                         Page

Balance Sheets, June 30, 2001 and December 31, 2000                         1

Statements of Operations for the six and three-month periods
   ended June 30, 2002 and 2001 (unaudited)                                 2

Statements of Cash Flows for the six-month periods ended
   June 30, 2002 and 2001 (unaudited)                                       3


Notes to Financial Statements                                               4

ABERDEEN IDAHO MINING COMPANY
BALANCE SHEETS
December 31, 2001 and June 30, 2002 (unaudited)



                                                  JUNE 30,     DECEMBER 31,
                                                    2002           2001
                                                (UNAUDITED)
                                               -------------  -------------

ASSETS

Current assets:
  Cash                                         $     68,668   $          9
                                               -------------  -------------

    Total assets                               $     68,668   $          9
                                               =============  =============

LIABILITES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable                             $        933   $        -
  Related party payables                                -           41,434
                                               -------------  -------------
    Total liabilities                                   933         41,434
                                               -------------  -------------

Stockholders' equity (deficit):
  Common stock, $0.10 par value; 10,000,000
    shares authorized, 9,866,500 and 6,866,500
    shares issued and outstanding                   986,650        686,650
  Additional paid-in capital                        (64,900)       119,490
  Accumulated deficit                              (854,015)      (847,565)
                                               -------------  -------------
    Total stockholders' equity (deficit)             67,735        (41,425)
                                               -------------  -------------

    Total liabilities and stockholders'
       equity (deficit)                        $     68,668   $          9
                                               =============  =============


















  The accompanying notes are an integral part of these financial statements.

ABERDEEN IDAHO MINING COMPANY
STATEMENTS OF OPERATIONS
For the six and three-month periods
ended June 30, 2002 and 2001 (unaudited)

                          SIX MONTHS   THREE MONTHS   SIX MONTHS   THREE MONTHS
                            ENDED         ENDED         ENDED         ENDED
                           JUNE 30,      JUNE 30,      JUNE 30,      JUNE 30,
                             2002          2002          2001          2001
                         ------------  ------------  ------------  ------------

Operating expenses:
General and
  administrative expense $     6,287  $      6,287   $       490   $       -
   Legal expense                 253           253            54            24
                         ------------  ------------  ------------  ------------
                               6,540         6,540           544            24

Other (income) expense:
   Interest expense              -             -           1,233           698
   Interest income               (90)          (90)          -             -
                         ------------  ------------  ------------  ------------
                                 (90)          (90)        1,233           698
                         ------------  ------------  ------------  ------------

NET LOSS                 $     6,450   $     6,450   $     1,777   $       722
                         ============  ============  ============  ============

Net loss per common
  share                  $       Nil   $       Nil   $       Nil   $       Nil
                         ============  ============  ============  ============

Weighted average common
shares outstanding-basic   8,511,370     9,801,047     6,866,500     6,866,500
                         ============  ============  ============  ============

























  The accompanying notes are an integral part of these financial statements.

ABERDEEN IDAHO MINING COMPANY
STATEMENTS OF CASH FLOWS
For the six-month periods ended
June 30, 2002 and 2001 (unaudited)




                                                    2002          2001
                                                ------------  ------------
Cash flows from operating activities:
       Net loss                                 $    (6,450)  $    (1,777)
Adjustment to reconcile net loss to net cash
  used by operating activities:
Change in:
  Accrued interest                                      -              65
  Accounts payable                                      933         1,144
                                                ------------  ------------
    Net cash used by operating activities            (5,517)         (568)
                                                ------------  ------------

Cash flows from financing activities:
  Proceeds from the issuance of common
    stock, net of offering costs                     74,176           -
                                                ------------  ------------
    Net cash provided by financing activities        74,176           -
                                                ------------  ------------

Net change in cash                                   68,659          (568)

Cash, beginning of period                                 9           742
                                                ------------  ------------
Cash, end of period                             $    68,668   $       174
                                                ============  ============


























  The accompanying notes are an integral part of these financial statements.

ABERDEEN IDAHO MINING COMPANY
NOTES TO FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION:

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the six-month period ended June 30, 2002, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002.

2.   NATURE OF BUSINESS:

During the past several years the Company's activities have been confined to annual assessment and maintenance work on its Idaho mineral properties and other general and administrative functions.

The Company has incurred losses since its inception and has no recurring source of revenue. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock and the eventual acquisition of an entity with profitable business operations. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

3.   NET LOSS PER SHARE:

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of both classes of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities. At June 30, 2002 and 2001, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB


                                   PART III

ITEM 1.    INDEX TO EXHIBITS.

        (1)  Underwriting agreement                                 N/A
        (2)  Plan of acquisition,  reorganization  arrangement,
              liquid,  or succession.                               N/A
        (3)  (i)  Articles of Incorporation                    Attached
             (ii) By Laws                                      Attached
        (4)  Instruments defining the rights of holders,
              including indentures                                  N/A
        (5)  Opinion re: legality                                   N/A
        (6)  No exhibit required                                    N/A
        (7)  [Removed and reserved]                                 N/A
        (8)  Opinion re: tax matters                                N/A
        (9)  Voting trust agreement                                 N/A
        (10) Material contracts                                     N/A
        (11) Statement re: computation of per share earnings        N/A
        (12) No exhibit required                                    N/A
        (13) Annual or quarterly reports, Form 10-Q                 N/A
        (14) [Removed and reserved]                                 N/A
        (15) Letter on unaudited interim financial information      N/A
        (16) Letter on change in certifying accountant              N/A
        (17) Letter on director resignation                         N/A
        (18) Letter on change in accounting principles              N/A
        (19) Reports furnished to security holders                  N/A
        (20) Other documents or statements to security holders      N/A
        (21) Subsidiaries of the registrant                         N/A
        (22) Published report regarding matters submitted to vote   N/A
        (23) Consent of experts and counsel                         N/A
        (24) Power of attorney                                      N/A
        (25) Statement of eligibility of trustee                    N/A
        (26) Invitations for competitive bids                       N/A
        (27) Financial Data Schedule               (omitted)
        (28) [Removed and reserved]
        [Reserved (29) through (98)]
        (99) Additional Exhibits                                    N/A

ITEM 2.    DESCRIPTION OF EXHIBITS.

Not Applicable

                         ABERDEEN IDAHO MINING COMPANY
                                  FORM 10SB



                                 SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 23rd day of September, 2002.


                          ABERDEEN IDAHO MINING COMPANY


                          By: /s/ Martyn A. Powell
                            -----------------------------------
                                MARTYN A. POWELL, PRESIDENT